Omnicell, Inc.
590 E. Middlefield Road
Mountain View, CA 94043
p 650-251-6100
f 650-251-6266
www.omnicell.com
July 2, 2014
Via EDGAR
Mr. Stephen Krikorian
Mr. Juan Migone
Ms. Christine Davis
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Omnicell, Inc.
Form 10-K for the fiscal year ended December 31, 2013
Filed March 17, 2014
Form 10-Q for the quarterly period ended March 31, 2014
Filed May 12, 2014
File No. 000-33043
Ladies and Gentlemen:
On behalf of Omnicell, Inc. (the “Company”), this letter is being submitted in connection with comments (the “Comments”) received from the staff of the Commission (the “Staff”) by letter dated June 18, 2014, with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2013 and Form 10-Q for the quarterly period ended March 31, 2014. The Company respectfully requests an extension to the response date requested by the Staff. The Company currently anticipates providing its response to the Comments by Friday, July 11, 2014.
Please do not hesitate to call me at (650) 251-6184 if you have any questions or would like any additional information regarding this matter.

Sincerely,
By: /s/ Joe Spears
Name: Joe Spears
Title: Vice President - Finance & Corporate Controller

cc:	Rob Seim - Omnicell, Inc.
Dan S. Johnston - Omnicell, Inc.
Sally Kay - Cooley LLP
Mark Farley - Deloitte & Touche LLP